EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Stony Hill Ventures Corp., a Nevada corporation
2.	Applied Products LLC, a Washington limited liability company
3.	SH Holdings LLC, a Nevada limited liability company
4.	SH Products LLC, a Nevada limited liability company